Exhibit 99.1

MAG Silver Corp. Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars) For the three and six months ended June 30, 2024 Dated: August 1, 2024

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG info@magsilver.com

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Income and Comprehensive Income
For the three and six months ended June 30, 2024 and 2023
(In thousands of US dollars, except for shares and per share amounts - Unaudited)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
		2024	2023	2024	2023
	Note	$	$	$	$

Income from equity accounted investment in Juanicipio	5	25,123	22,419	44,367	30,338
General and administrative expenses	3	(3,622)	(3,233)	(7,523)	(6,505)
General exploration and business development		(95)	(40)	(452)	(142)
Operating income		21,406	19,146	36,392	23,691

Interest income		928	641	1,755	1,205
Other income	8	650	233	1,187	360
Financing costs		(134)	-	(342)	-
Foreign exchange gain (loss)		60	168	(103)	(12)
Income before income tax		22,910	20,188	38,889	25,244

Deferred income tax expense		(1,296)	(798)	(2,380)	(1,141)
Net income		21,614	19,390	36,509	24,103

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain (loss) on equity securities		2	(2)	-	(3)
Total comprehensive income		21,616	19,388	36,509	24,100

Basic earnings per share		0.21	0.19	0.35	0.24
Diluted earnings per share		0.21	0.19	0.35	0.23

Weighted average number of shares outstanding	7
Basic		103,147,425	102,906,482	103,063,300	102,017,142
Diluted		104,299,804	103,486,246	104,212,569	102,626,761

See accompanying notes to the condensed interim consolidated financial statements

2

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Financial Position
As at June 30, 2024 and December 31, 2023
(In thousands of US dollars, unless otherwise stated - Unaudited)

	Note	June 30, 2024	December 31, 2023
		$	$
Assets
Current assets
Cash		97,337	68,707
Accounts receivable	4	998	1,559
Prepaid expenses		1,693	1,787
		100,028	72,053
Non-current assets
Investment in Juanicipio	5	392,250	394,622
Exploration and evaluation assets	6	68,722	52,637
Deferred financing fees		739	909
Property and equipment		258	301
Investments		7	8
		461,976	448,477
Total assets		562,004	520,530
Liabilities
Current liabilities
Trade and other payables		2,709	2,668
Lease obligation		77	154
Flow-through share premium liability	8	782	1,969
		3,568	4,791
Non-current liabilities
Deferred income taxes		10,878	8,498
Provision for reclamation		484	484
Total liabilities		14,930	13,773

Equity
Share capital		616,897	614,364
Equity reserve		22,039	20,764
Accumulated other comprehensive income		781	781
Deficit		(92,643)	(129,152)
Total equity		547,074	506,757
Total liabilities and equity		562,004	520,530

See accompanying notes to the condensed interim consolidated financial statements

3

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2024 and 2023
(In thousands of US dollars, unless otherwise stated - Unaudited)

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
		2024	2023	2024	2023
	Note	$	$	$	$

OPERATING ACTIVITIES
Net income		21,614	19,390	36,509	24,103
Items not involving cash:
Amortization of flow-through premium liability	8	(650)	(233)	(1,187)	(360)
Depreciation and amortization	3	149	58	294	68
Deferred income tax expense		1,296	798	2,380	1,141
Amortization of deferred financing fees		84	-	170	-
Income from equity accounted investment in Juanicipio	5	(25,123)	(22,419)	(44,367)	(30,338)
Share-based compensation expense	3,7	1,053	1,012	2,019	1,775
Unrealized foreign exchange gain		(138)	(202)	(190)	(27)

Movements in non-cash working capital
Accounts receivable		(34)	153	(240)	(52)
Prepaid expenses		757	(18)	94	(746)
Trade and other payables		(1,231)	(364)	(395)	(495)
Net cash used in operating activities		(2,223)	(1,825)	(4,913)	(4,931)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	6	(6,629)	(3,263)	(11,683)	(6,242)
Acquisition of Goldstake property	6	-	-	(3,752)	-
Investment in Juanicipio	5	-	(164)	-	(25,323)
Receipt of principal on loans to Juanicipio	5	28,326	-	43,301	-
Receipt of interest on loans to Juanicipio	5	1,493	3,145	3,977	3,294
Net cash from / (used in) investing activities		23,190	(282)	31,843	(28,271)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	7	1,587	-	1,587	225
Issuance of common shares, net of share issue costs	7	-	(67)	-	39,405
Issuance of flow-through shares, net of share issue costs	7	-	-	-	16,208
Payment of lease obligation (principal)		(38)	(31)	(77)	(61)
Net cash from / (used in) financing activities		1,549	(98)	1,510	55,777

Effect of exchange rate changes on cash		138	256	190	134

Increase / (decrease) in cash during the period		22,654	(1,949)	28,630	22,709
Cash, beginning of period		74,683	54,613	68,707	29,955
Cash, end of period		97,337	52,664	97,337	52,664

See accompanying notes to the condensed interim consolidated financial statements

4

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Changes in Equity
For the six months ended June 30, 2024 and 2023
(In thousands of US dollars, except shares - Unaudited)

		Common shares without par value			Accumulated other
	Notes	Number of Shares	Amount	Equity reserve	comprehensive income (loss)	Deficit	Total equity
		#	$	$	$	$	$
Balance, January 1, 2023		98,956,808	559,933	18,790	784	(177,811)	401,696
Stock options exercised		28,787	397	(90)	-	-	307
Restricted and performance share units converted		112,605	1,215	(1,215)	-	-	-
Shares issued for cash, net of flow-through share premium liability		3,874,450	56,761	-	-	-	56,761
Share issue costs		-	(3,942)	-	-	-	(3,942)
Share-based compensation		-	-	3,279	-	-	3,279

Other comprehensive loss		-	-	-	(3)	-	(3)
Net income		-	-	-	-	48,659	48,659
Balance, December 31, 2023		102,972,650	614,364	20,764	781	(129,152)	506,757
Stock options exercised	7	169,810	2,128	(541)	-	-	1,587
Restricted and performance share units converted	7	28,489	405	(405)	-	-	-
Share-based compensation	7	-	-	2,222	-	-	2,222

Other comprehensive loss		-	-	-	(0)	-	(0)
Net income		-	-	-	-	36,509	36,509
Balance, June 30, 2024		103,170,949	616,897	22,039	781	(92,643)	547,074

Balance, January 1, 2023		98,956,808	559,933	18,790	784	(177,811)	401,696
Stock options exercised		21,346	292	(67)	-	-	225
Restricted and performance share units converted		91,088	935	(935)	-	-
Shares issued for cash, net of flow-through share premium liability		3,874,450	56,761	-	-	-	56,761
Share issue costs		-	(4,078)	-	-	-	(4,078)
Share-based compensation		-	-	1,955	-	-	1,955

Other comprehensive loss		-	-	-	(3)	-	(3)
Net income		-	-	-	-	24,103	24,103
Balance, June 30, 2023		102,943,692	613,843	19,743	781	(153,708)	480,659

See accompanying notes to the condensed interim consolidated financial statements

5

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is the ultimate parent company of its consolidated group, was incorporated on April 21, 1999, and is governed by the Business Corporations Act of the Province of British Columbia (“BCABC"). MAG’s shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American, LLC in the United States of America.

The Company’s principal asset is a 44% interest in the Juanicipio Mine (Note 5 “Investment in Juanicipio”) located in Zacatecas, Mexico, which achieved commercial production at its 4,000 tonnes per day (“tpd”) processing facility on June 1, 2023.

Address of registered office of the Company:

3500 – 1133 Melville Street

Vancouver, British Columbia,

Canada V6E 4E5

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a)	Statement of compliance

These condensed unaudited interim consolidated financial statements (“Interim Financial Statements”) are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023.

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023.

These Interim Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on August 1, 2024.

6

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(b)	Significant accounting judgments and estimates

The Company makes certain significant judgments and estimates in the process of applying the Company’s accounting policies. Management believes the judgments and estimates used in these condensed interim consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas involving significant judgments and estimates have been set out in Note 5 of the Company’s audited consolidated financial statements for the year ended December 31, 2023.

3.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$	$	$	$
Accounting and audit	211	201	488	329
Compensation and consulting fees	964	1,087	2,138	2,222
Depreciation and amortization	149	58	294	68
Filing and transfer agent fees	30	13	228	280
General office expenses	242	246	367	390
Insurance	333	339	672	828
Juanicipio oversight costs	261	-	527	-
Legal	171	109	351	234
Share-based compensation expense (see Note 7)	1,053	1,012	2,019	1,775
Shareholder relations	125	73	252	189
Travel	83	95	187	190
	3,622	3,233	7,523	6,505

4.	ACCOUNTS RECEIVABLE

	June 30,	December 31,
	2024	2023
	$	$
Receivable from Minera Juanicipio (Notes 5 & 13)	21	855
Value added tax (“IVA” and “GST”)	976	700
Other receivables	1	4
	998	1,559

7

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

5.	INVESTMENT IN JUANICIPIO

Minera Juanicipio was created for the purpose of holding the Juanicipio property, and is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. On December 27, 2021, the Company and Fresnillo created Equipos Chaparral in the same ownership proportions. Equipos Chaparral owns the processing facility and mining equipment which is leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral are collectively referred to herein as “Juanicipio,” or, the “Juanicipio Mine”.

Juanicipio is governed by a shareholders’ agreement and by corporate by-laws. All costs relating to Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders’ agreement and by-laws.

Fresnillo is the operator of Juanicipio, and with its affiliates, beneficially owns 9,314,877 common shares of the Company as at June 30, 2024, as publicly reported by Fresnillo.

The Company has recorded its Investment in Juanicipio using the equity method of accounting. The recorded value of the investment includes the carrying value of the deferred exploration, mineral and surface rights, Juanicipio costs incurred by the Company, the required net cash investments to establish and maintain its 44% interest in Juanicipio, and the Company’s 44% share of income (loss) from Juanicipio.

Changes during the period of the Company’s investment relating to its interest in Juanicipio are detailed as follows:

	Six months ended	Year ended
	June 30,	December 31,
	2024	2023
	$	$
Balance, beginning of period	394,622	338,316
Juanicipio oversight expenditures incurred 100% by MAG	-	384
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(262)	(305)
Cash contributions and advances to Juanicipio (3)	-	24,992
Loan repayments from Juanicipio (2)	(43,301)	(25,714)
Total for the period	(43,563)	(642)
Income from equity accounted Investment in Juanicipio	44,367	65,099
Interest earned, reclassified to accounts receivable (1)	(3,176)	(8,150)
Balance, end of period	392,250	394,622

(1) A portion of the Investment in Juanicipio is in the form of interest bearing shareholder loans. For the six months ended June 30, 2024, the Company earned interest amounting to $3,176 (year ended December 31, 2023: $8,150) while $3,977 of interest payments were received from Juanicipio (year ended December 31, 2023: $7,639).

(2) During the six months ended June 30, 2024, no loans to Juanicipio were converted into equity (December 31, 2023: $7,251). As at June 30, 2024, the Company has advanced $51,113 as shareholder loans to Juanicipio (December 31, 2023: $94,414).

(3) During the six months ended June 30, 2024, no cash contributions and advances were made to Juanicipio (December 31, 2023: $24,992 cash contributions and advances, with $22,726 in the form of loans and $2,276 in the form of equity).

8

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

A summary of financial information of Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies) is as follows:

Juanicipio Statements of Income

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$	$	$	$

Sales	167,079	134,775	290,768	186,257
Cost of sales:
Production cost	(39,866)	(54,571)	(76,653)	(81,949)
Depreciation and amortization	(22,455)	(17,400)	(44,494)	(25,355)
Cost of sales	(62,321)	(71,971)	(121,147)	(107,304)
Gross profit	104,757	62,804	169,621	78,953

Consulting and administrative expenses	(4,283)	(4,159)	(8,472)	(5,658)
Extraordinary mining and other duties	(2,773)	(1,377)	(4,165)	(1,897)
	97,701	57,267	156,984	71,398

Exchange gains (losses) and other	696	31	(602)	(2,832)
Interest expense	(3,241)	(4,886)	(7,219)	(8,702)
Income tax (expense) recovery	(41,299)	(6,349)	(55,548)	382

Net income	53,857	46,065	93,615	60,247

MAG's 44% portion of net income	23,697	20,269	41,191	26,509
Interest on Juanicipio loans - MAG's 44%	1,426	2,150	3,176	3,829
MAG's 44% equity income	25,123	22,419	44,367	30,338

9

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Juanicipio Statements of Financial Position

	June 30,	December 31,
	2024	2023
	$	$
Assets

Current assets
Cash and cash equivalents	51,422	42,913
Value added tax and other receivables	260	3,162
Income tax receivable	-	3,758
Concentrate sales receivable	81,376	56,532
Inventories
Stockpiles	3,700	2,417
Metal concentrates	4,335	2,361
Materials and supplies	19,601	18,414
Prepaids and other assets	2,744	5,501
	163,437	135,058
Non-current assets
Right-of-use assets	1,193	1,590
Mineral interests, plant and equipment	770,612	794,512
Deferred tax assets	9,192	24,336
	780,998	820,438
Total assets	944,435	955,496

Liabilities

Current liabilities
Payables	15,958	22,167
Interest and other payables to shareholders	3,795	12,160
Taxes payable	14,573	14,395
	34,326	48,722
Non-current liabilities
Lease obligation	1,205	1,597
Provisions
Reserves for retirement and pension	105	112
Reclamation and closure	3,535	3,605
Deferred tax liabilities	18,045	9,439
	22,890	14,753
Total liabilities	57,216	63,475

Equity

Shareholders' equity including shareholder advances	887,219	892,021
Total equity	887,219	892,021
Total liabilities and equity	944,435	955,496

10

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Juanicipio Statements of Cash Flows

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$	$	$	$
Operating activities
Net income	53,857	46,065	93,615	60,247
Items not involving cash
Depreciation and amortization	22,455	17,400	44,494	25,355
Income tax expense (recovery)	41,299	6,349	55,548	(382)
Interest incurred on loans	3,241	4,886	7,219	8,702
Other	(273)	(1,693)	(176)	1,611
Income tax payments	(3,686)	(16,194)	(29,458)	(55,796)
Change in other operating working capital	(24,128)	(23,254)	(35,957)	(36,089)

Net cash from operating activities	92,766	33,557	135,286	3,647

Investing activities
Capital expenditures including plant, mine development and exploration	(4,692)	(26,342)	(20,062)	(45,415)
Other	912	217	1,790	286
Net cash used in investing activities	(3,780)	(26,125)	(18,272)	(45,129)

Financing activities
Loans and other capital provided by shareholders	-	-	-	56,800
Repayments of loans to shareholders	(64,381)	-	(98,417)	-
Interest paid to shareholders	(3,391)	(7,149)	(9,038)	(7,488)
Payment of lease obligations	(349)	(199)	(557)	(378)
Net cash (used in) from financing activities	(68,121)	(7,348)	(108,012)	48,934

Effect of exchange rate changes on cash and cash equivalents	(434)	1	(493)	(15)

(Decrease) increase in cash and cash equivalents during the period	20,431	86	8,509	7,437

Cash and cash equivalents, beginning of period	30,991	8,454	42,913	1,102

Cash and cash equivalents, end of period	51,422	8,539	51,422	8,539

11

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

6.	EXPLORATION AND EVALUATION ASSETS

(a)	In 2018, the Company entered into an option agreement with a private group, whereby the Company has the right to earn 100% ownership interest in a company which owns the Deer Trail Project in Utah. The Company paid $150 upon signing the agreement, $150 in each of 2020 and 2021, and $200 in each of 2022 and 2023. To earn 100% interest in the property, the Company must make remaining cash payments totaling $1,150 over the next 5 years and fund a cumulative of $30,000 of eligible exploration expenditures by 2028 (as of June 30, 2024, the Company has incurred $31,703 of eligible exploration expenditures on the property). As at June 30, 2024, the Company has also bonded and recorded a $484 reclamation liability for the project. Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors will retain a 2% net smelter returns (“NSR”) royalty.

(b)	In 2022, through the acquisition of Gatling Exploration Inc. (“Gatling”) the Company acquired 100% of the Larder Project in Ontario. During the six months ended June 30, 2024, the Company incurred a total of $10,845 in exploration and evaluation expenditures, which includes the acquisition cost of $3,752 relating to the purchase of 100% ownership of the Goldstake property (“Goldstake”), contiguous to Gatling’s current land holdings.

12

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

During the three and six months ended June 30, 2024 and year ended December 31, 2023, the Company has incurred the following exploration and evaluation expenditures on these projects:

	Three months ended	Six months ended	Year ended
	June 30,	June 30,	December 31,
	2024	2024	2023
	$	$	$
Deer Trail Project
Option and other payments	-	-	275
Total acquisition costs	-	-	275
Drilling and geotechnical	2,840	4,689	5,854
Camp and site costs	95	300	875
Land taxes and government fees	-	4	213
Legal, community and other consultation costs	87	157	343
Travel	50	90	190
Total for the period	3,072	5,240	7,750
Balance, beginning of period	29,483	27,315	19,565
Total Deer Trail Project cost	32,555	32,555	27,315
Larder Project
Acquisition of Goldstake property	-	3,752	-
Other property acquisitions	50	50	-
Total acquisition costs	50	3,802	-
Drilling and geotechnical	3,262	5,565	6,357
Camp and site costs	331	1,133	772
Land taxes and government fees	-	20	43
Legal, community and other consultation costs	146	255	347
Travel	41	70	109
Total for the period	3,830	10,845	7,628
Balance, beginning of period	32,337	25,322	17,694
Total Larder Project cost	36,167	36,167	25,322
Total Exploration and Evaluation Assets	68,722	68,722	52,637

13

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

7.	SHARE CAPITAL

(a)	Public offerings

On February 7, 2023, the Company closed a $42,558 bought deal public offering and issued 2,905,000 common shares, at a price of $14.65 per common share.

On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement and issued 969,450 common shares on a “flow-through” basis” (as defined in the Income Tax Act (Canada)) (the Flow-Through Shares”), at a price of $17.67 (C$23.75) per Flow-Through Share. The premium paid by investors on the flow-through shares was calculated as $3.08 per share. Accordingly, $2,986 was recorded as flow-through share premium liability (Note 8).

The aggregate gross proceeds from the combined bought deal public offering and bought deal private placement amounted to $59,691. The Company paid commissions to underwriters of $3,010 and legal and filing fees totalling $932 yielding net proceeds of $55,749.

(b)	Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”)

On May 15, 2024, MAG announced that the Toronto Stock Exchange (“TSX”) had accepted the Company’s Notice of Intention to make a NCIB. Under the NCIB, the Company may purchase for cancellation up to an aggregate of 8,643,374 common shares of the Company, representing approximately 10% of the public float (as defined in the rules and policies of the TSX) of the common shares as of May 8, 2024. The Company’s purchases in the United States will be subject to a limit of 5,148,977 common shares, being 5% of the public float of the common shares as of May 8, 2024. The NCIB commenced on May 17, 2024 and will terminate on May 16, 2025, or earlier if the maximum number of common shares under the NCIB have been purchased or if the NCIB has been terminated by the Company. As at June 30, 2024 the Company has not repurchased any common shares. In addition, the Company entered into an automatic share purchase plan with its designated broker to allow for the purchase of common shares at times which the Company ordinarily would not be active in the market due to trading blackout periods, insider trading rules or otherwise.

(c)	Stock options

The Company may enter into Incentive Stock Option Agreements in accordance with the Company’s Stock Option Plan (the “Plan”). On June 26, 2023, the Shareholders re-approved the Plan. The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 7(e)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years.

14

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The following table summarizes the Company’s stock options activity, excluding the Gatling replacement options, for the period:

	Stock options activity	Weighted average exercise price (C$/option)

Outstanding, January 1, 2023	1,012,794	17.56
Granted	236,928	16.42
Expired	(20,000)	19.41
Forfeited	(13,564)	18.35
Exercised for cash	(28,787)	14.34

Outstanding, December 31, 2023	1,187,371	17.37
Granted	273,507	14.64
Expired	(7,791)	20.63
Exercised for cash	(169,810)	13.79
Exercised cashless	(84,194)	6.74

Outstanding, June 30, 2024	1,199,083	17.50

During the three months ended June 30, 2024, the Company recorded a share-based compensation expense of $284 (three months ended June 30, 2023: $305) and capitalized $45 (three months ended June 30, 2023: $44) to exploration and evaluation assets relating to stock options to employees and consultants.

During the six months ended June 30, 2024, the Company recorded a share-based compensation expense of $528 (six months ended June 30, 2023: $738) and capitalized $84 (six months ended June 30, 2023: $78) to exploration and evaluation assets relating to stock options to employees and consultants.

15

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The following table summarizes the Company’s stock options, excluding the Gatling replacement options, outstanding and exercisable as at June 30, 2024.

Exercise price	Number	Number	Weighted avg. remaining
(C$/option)	Outstanding	Exercisable	contractual life (years)
14.64	273,507	-	4.76
14.98	194,761	194,761	0.66
16.09	6,021	2,007	3.75
16.43	223,039	74,337	3.75
17.02	100,000	66,666	2.88
20.20	109,799	73,194	2.77
21.26	50,000	33,333	2.42
21.29	9,191	6,127	2.77
21.57	182,765	182,765	1.44
23.53	50,000	50,000	1.55
14.64 - 23.53	1,199,083	683,190	2.81

The Company determined the fair value of the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six month ended	Year ended
	June 30,	December 31,
	2024	2023
Risk-free interest rate	3.91%	3.53%
Expected volatility	48%	57%
Expected dividend yield	nil	nil
Expected life (years)	3	3

In 2022, the Company issued 43,675 replacement stock options pursuant to the Gatling acquisition of which 31,983 replacement stock options expired unexercised. The following table summarizes the Gatling replacement options that are outstanding and exercisable as at June 30, 2024:

Exercise price	Number	Number	Weighted average remaining
(C$/option)	outstanding	exercisable	contractual life (years)
21.40	1,706	1,706	0.05
21.68 - 21.93	9,986	9,986	0.12
21.40 - 21.93	11,692	11,692	0.11

The 1,706 outstanding options priced at C$21.40 have expired on July 20, 2024 and were therefore not exercised.

16

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(d)	Restricted and performance share units

On June 26, 2023, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of restricted share units (“RSUs”) and performance share units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 7(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria which may also impact the number of PSUs to vest between 0-200%. PSUs for which the performance targets are not achieved during the performance period are automatically forfeited and cancelled.

The following table summarizes the Company’s RSUs activity for the period:

	RSU activity	Weighted average fair value (C$/RSU)

Outstanding, January 1, 2023	101,059	18.47
Granted	56,425	16.42
Forfeited	(4,244)	17.07
Exercised	(54,985)	17.19

Outstanding, December 31, 2023	98,255	17.82
Granted	94,842	14.64
Exercised	(17,328)	15.23

Outstanding, June 30, 2024	175,769	16.17

During the three months ended June 30, 2024, the Company recorded share-based compensation expense of $183 (three months ended June 30, 2023: $183) and capitalized $37 (three months ended June 30, 2023: $30) to exploration and evaluation assets relating to RSUs to employees and consultants.

During the six months ended June 30, 2024, the Company recorded share-based compensation expense of $305 (six months ended June 30, 2023: $487) and capitalized $67 (six months ended June 30, 2023: $40) to exploration and evaluation assets relating to RSUs to employees and consultants.

17

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The following table summarizes the Company’s PSUs activity for the period:

	PSU activity	Weighted average fair value (C$/PSU)

Outstanding, January 1, 2023	231,255	17.91
Granted	156,861	16.42
Forfeited	(43,047)	19.71
Exercised	(57,620)	13.17

Outstanding, December 31, 2023	287,449	17.78
Granted	137,191	14.64
Exercised	(11,161)	20.75

Outstanding, June 30, 2024	413,479	16.66

During the three months ended June 30, 2024, the Company recorded share-based compensation expense of $358 (three months ended June 30, 2023: $308) and capitalized $30 (three months ended June 30, 2023: $35) to exploration and evaluation assets relating to PSUs to employees and consultants.

During the six months ended June 30, 2024, the Company recorded share-based compensation expense of $610 (six months ended June 30, 2023: $115) and capitalized $52 (six months ended June 30, 2023: $61) to exploration and evaluation assets relating to PSUs to employees and consultants.

(e)	Deferred share units

On June 26, 2023, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, on conversion of Deferred Share Units (“DSUs”) granted. Directors may also elect to receive all or a portion of their annual retainer in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

18

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The following table summarizes the Company’s DSUs activity for the period:

	DSU activity	Weighted average fair value (C$/DSU)

Outstanding, January 1, 2023	420,115	14.80
Granted	78,474	14.81

Outstanding, December 31, 2023	498,589	14.80
Granted	52,038	14.97

Outstanding, June 30, 2024	550,627	14.35

During the three months ended June 30, 2024, the Company recorded share-based compensation expense of $228 (three months ended June 30, 2023: $219) relating to DSUs to directors. Furthermore, 18,432 DSUs were granted under the plan and 1,089 DSUs were granted to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash (three months ended June 30, 2023: 17,794 and 1,906 respectively).

During the six months ended June 30, 2024, the Company recorded share-based compensation expense of $575 (six months ended June 30, 2023: $434) relating to DSUs to directors. Furthermore, 49,797 DSUs were granted under the plan and 2,241 DSUs were granted to directors who elected to receive a portion of their annual retainer in DSUs rather than in cash (six months ended June 30, 2023: 33,159 and 3,552 respectively).

19

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

(f)	Diluted earnings per share

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
Net income	21,614	19,390	36,509	24,103
Basic weighted average number of shares outstanding	103,147,425	102,906,482	103,063,300	102,017,142
Effect of dilutive common share equivalents:
Stock options	264,297	62,306	272,058	88,678
Restricted and performance share units	356,976	60,632	346,105	64,115
Deferred share units	531,106	456,826	531,106	456,826
Diluted weighted average number of shares outstanding	104,299,804	103,486,246	104,212,569	102,626,761

Diluted earnings per share	$0.21	$0.19	$0.35	$0.23

For the three months ended June 30, 2024, there are 934,786 anti-dilutive stock options (three months ended June 30, 2023: 530,242) and 232,272 anti-dilutive restricted and performance share units (three months ended June 30, 2023: 382,377).

For the six months ended June 30, 2024, there are 938,717 anti-dilutive stock options (six months ended June 30, 2023: 430,242) and 243,143 anti-dilutive restricted and performance share units (six months ended June 30, 2023: 378,893).

20

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

8.	FLOW-THROUGH PREMIUM LIABILITY

As at June 30, 2024, the Company has a flow-through share premium liability of $782 (December 31, 2023: $1,969) in relation to the flow-through share financing completed on February 16, 2023 (see Note 7(a) for full details of the financing). Flow-through shares are issued at a premium, and in the Company’s case, considering the separate offerings for flow-through shares and standard public offering for common shares both made on January 25, 2023, this premium has been calculated as the difference between the pricing of a flow-through share and that of a common share from the public offering made on the same date. Tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. Below is a summary of the flow-through financing and the related flow-through share premium liability generated.

	Shares issued	Flow-through share price	Premium per flow through share price	Flow-through premium liability
		$	$	$
February 2023 Financing	969,450	17.67	3.08	2,986

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

	Flow-through funding and expenditures	Flow-through premium liability
	$	$
Balance at January 1, 2023	-	-
Flow-through funds raised	17,133	2,986
Flow-through eligible expenditures	(5,835)	(1,017)

Balance at December 31, 2023	11,298	1,969

Flow-through eligible expenditures	(6,809)	(1,187)

Balance at June 30, 2024	4,489	782

The Company renounced the entirety of tax deductions from incurred and not yet incurred eligible spend to its shareholders of flow-through shares as at December 31, 2023.

21

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

9.	DEBT FACILITY

In October 2023 the Company entered into a $40,000 senior secured revolving credit facility with the Bank of Montreal (the “Credit Facility”). The Credit Facility bears interest on a sliding scale of SOFR or the Lender’s Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Interest incurred on drawn amounts is to be paid quarterly. Commitment fees on the undrawn portion of the facility are calculated on a similar sliding scale of between 50 and 75 basis points, and are also to be paid on a quarterly basis. The term of the facility is 34 months, maturing on August 4, 2026, at which date any drawn amount is required to be paid back in full. All debts, liabilities and obligations under the facility are guaranteed by the Company's material subsidiaries and secured by assets of the Company. The facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source. As at June 30, 2024, the Company is in compliance with all applicable covenants.

As of June 30, 2024, the Company has not drawn down any funds from its Credit Facility, and as a result expensed $50 and $99 of commitment fees for the three and six months ended June 30, 2024, respectively.

10.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprised of share capital, equity reserve, accumulated other comprehensive income and deficit), its undrawn Credit Facility (see Note 9) and lease obligation, net of cash and investments in equity securities as follows:

	June 30,	December 31,
	2024	2023
	$	$
Equity	547,074	506,757
Lease obligation	77	154
Cash	(97,337)	(68,707)
Investments	(7)	(8)
Total	449,807	438,196

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt and/or acquire or dispose of assets.

22

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

As at June 30, 2024, the Company does not have any long-term debt outstanding, is in compliance with all applicable Credit Facility covenants, and is not subject to any other externally imposed capital requirements.

11.	FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and advancement of mineral projects in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)	Market risk

The Company conducts the majority of its business through its equity interest in its associates, Juanicipio (Note 5). Juanicipio is exposed to commodity price risk, specifically to the prices of silver, gold, and to a lesser extent, lead and zinc. Currently, Juanicipio produces and sells concentrates containing these metals which are each subject to market price fluctuations which will affect its profitability and its ability to generate cash flow. Juanicipio does not hedge any of the commodities produced and does not have any such positions outstanding at June 30, 2024.

(b)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)	Trade credit risk

Juanicipio, in which the Company has a 44% interest, has revenue from its operations as described in Note 5. Juanicipio sells and receives payment for its concentrates at market terms, under an offtake agreement with Met-Mex Peñoles, S.A. de C.V. (“Met-Mex”), a related party to Fresnillo. The Company believes Juanicipio is not exposed to significant trade credit risk.

(ii)	Cash

In order to manage credit and liquidity risk, the Company’s practice is to invest only in highly rated investment grade instruments backed by Canadian commercial banks, and in the case of its Mexican and US operations, the Company maintains minimal cash in its US and Mexican subsidiaries.

23

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The Company’s maximum exposure to credit risk is the carrying value of its cash, accounts receivable and loans receivable from Juanicipio which is classified as an Investment in Juanicipio in the consolidated statements of financial position, as follows:

	June 30,	December 31,
	2024	2023
	$	$
Cash	97,337	68,707
Accounts receivable (Note 4)	998	1,559
Juanicipio loans (Notes 5 & 14)	51,113	94,414
	149,448	164,680

(c)	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and mineral projects advancement plans, and its various optional property and other commitments (Notes 5, 6, 8 and 14). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

To increase its flexibility with regards to access to capital, in October 2023 the Company entered into a $40,000 Credit Facility (see Note 9 for full details of the debt facility).

The Company estimates it has the ability to fund the next 12 months of corporate and exploration expenses with its liquidity position, and the Company 's overall liquidity risk has not changed significantly from December 31, 2023. Future liquidity may therefore depend upon the Company’s ability to repatriate capital from Juanicipio, arrange additional debt or additional equity financing.

(d)	Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and C$, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

24

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

Exposure to currency risk

As at June 30, 2024, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

	Mexican peso	Canadian dollar
(in US$ equivalent)	$	$
Cash	5	5,446
Accounts receivable	147	1
Prepaid expenses	11	1,522
Investments	-	7
Accounts payable	(92)	(2,242)
Lease obligations	-	(77)
Net (liabilities) assets exposure	71	4,657

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will increase the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico (reported in US$) related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepaids and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s peso denominated net monetary assets at June 30, 2024 is 1.3 million pesos (December 31, 2023: 564 thousand pesos net monetary assets). A 10% appreciation or depreciation in the peso against the US$ would have an immaterial effect on the Company’s income (loss) before tax.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associates (Note 5). The Company accounts for this investment using the equity method and recognizes the Company's 44% share of earnings and losses of Juanicipio. Juanicipio also has a US$ functional currency and is exposed to the same currency risks noted above for the Company.

25

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss after tax and deferred taxes (Note 5) in Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Juanicipio’s net peso denominated monetary liabilities at June 30, 2024 is 611 million pesos (December 31, 2023: 545 million pesos net monetary liabilities). A 10% appreciation in the peso against the US$ would result in a loss before tax at June 30, 2024 of $3,697 (December 31, 2023: $3,584 loss) in Juanicipio, of which the Company would record its 44% share being $1,627 loss from equity investment in Juanicipio (December 31, 2023: $1,577 loss), while a 10% depreciation in the peso relative to the US$ would result in an equivalent gain.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are predominantly denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, and the Larder Project holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian dollar denominated monetary assets at June 30, 2024 is C$6.4 million (December 31, 2023: C$1.4 million net monetary assets). A 10% appreciation or depreciation in the C$ against the US$ would have a $637 (December 31, 2023: $160) effect on the Company’s income (loss) before tax.

(e)	Interest rate risk

The Company’s interest income earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

The Company’s Credit Facility is based on variable interest rate, where it will bear interest on a sliding scale of SOFR or the Lender’s Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. As of June 30, 2024, the Company has not drawn down any funds from its Credit Facility.

26

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

12.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, investments, and trade and other payables. The carrying values of cash, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

As at June 30, 2024	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	7	-	-	7

As at December 31, 2023	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	8	-	-	8

There were no transfers between levels 1, 2 and 3 during the six months ended June 30, 2024 or during the year ended December 31, 2023.

13.	SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration and advancement of mineral projects in North America. The Company’s principal asset, its 44% ownership in the Juanicipio Mine, is located in Mexico, and the Company also has other exploration properties in North America. The Company’s executive and head office is located in Canada.

27

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

14.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s former Chief Exploration Officer (“CXO”), is a principal of both IMDEX and Cascabel, and was remunerated by the Company through fees to IMDEX.

On May 21, 2024, Dr. Megaw stepped down as CXO and will continue to provide technical advice in a consulting role and as such will no longer be providing key management personnel services as defined under IAS 24. Accordingly, Dr. Megaw is no longer considered a related party. Related party transactions incurred by the Company with Cascabel and IMDEX will only be included up until the date of his retirement from executive duties.

During the three months and six month ended June 30, 2024 (expenses incurred up to May 21, 2024) and 2023, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$	$	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	11	59	69	137
Travel and expenses	-	16	11	29
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	8	14	22	27
Field exploration services	21	41	66	78
Share-based payments (Note 7)	34	122	129	235
	74	252	297	506

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

28

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

The details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of	Principal	MAG's effective interest
	Incorporation	Project	2024 (%)	2023 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

As at June 30, 2024, Fresnillo and the Company have advanced, net of aggregate repayments, $116,169 as shareholder loans (MAG’s 44% share $51,113) to Juanicipio, bearing interest at 1 and 6 months SOFR + 2%. From January 2022, with the mine being brought into commercial production, a portion of the interest incurred by Juanicipio was expensed whereas the remainder, pertaining to the processing facility, continued to be capitalized. From January 2023, with the commencement of commissioning of the processing facility at Juanicipio, all of the interest is expensed. Interest recorded by the Company for the six months ended June 30, 2024 totalling $3,176 (six months ended June 30, 2023: $3,829) has therefore been included in MAG’s income from equity accounted investment in Juanicipio.

During the three and six months ended June 30, 2024 and 2023, compensation of key management personnel (including directors) was as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
	$	$	$	$
Salaries and other short term employee benefits	451	704	914	1,205
Share-based compensation (non-cash) (Note 7)	784	704	1,524	1,358
	1,235	1,408	2,438	2,563

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Sustainability Officer, and effective January 1, 2024 onwards, the Chief Development Officer.

29

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024

(Expressed in thousands of US dollars unless otherwise stated - Unaudited)

15.	COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at June 30, 2024 for committed exploration work and committed other obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$
Minera Juanicipio (1)	-	-	-	-	-
Financing and consulting contractual commitments	603	236	367	-	-
Office lease commitments	2,126	108	385	408	1,225
Total Obligations and Commitments	2,729	344	752	408	1,225

(1)	According to the operator, Fresnillo, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $3,200 (December 31, 2023: $13,779), with respect to Juanicipio on a 100% basis as at June 30, 2024.

The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties ranging from nil-2% NSRs associated with various mineral claims, and various payments upon a production announcement.

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

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